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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
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SCHEDULE 13D

Under the Securities Exchange Act of 1934

CHIEF CONSOLIDATED MINING COMPANY
(Name of Issuer)

COMMON STOCK; par value $0.01
(Title of Class of Securities)

168628 10 5
(CUSIP Number)

Christian I. Cu
O’NEILL LAW GROUP PLLC
435 Martin Street, Suite 1010
Blaine, WA 98230
Tel: 360-332-3300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 12, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 168628 10 5

1	Names of Reporting Persons: GENCO RESOURCES LTD.
I.R.S. Identification Nos. of above persons (entities only): NONE

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[ x ]

3.	SEC Use Only:

4.	Source of Funds (See Instruction): WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: British Columbia, Canada

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power: 19,512,010

8.	Shared Voting Power: 0

9.	Sole Dispositive Power: 19,512,010

10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,512,010

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): N/A

13.	Percent of Class Represented by Amount in Row (11): 64.7%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 168628 10 5

ITEM 1.	SECURITY AND ISSUER

The class of equity securities to which this Schedule 13D Statement relates is Common Stock, par value $0.01 per Share (the “Shares”) of Chief Consolidated Mining Company, an Arizona corporation (the “Issuer”).

The principal executive offices of the Issuer are located at 15988 Silver Pass Road, P.O. Box 51, Eureka, Utah 84628.

ITEM 2.	IDENTITY AND BACKGROUND

(a)	Name of Person filing this Statement:

This Statement is being filed by Genco Resources Ltd. (the “Reporting Person”).

The directors and officers of the Reporting Person are as follows.

Directors	Officers
ANDERSON, James Roger	GARDNER, Robert Clive Chairman of the Board of Directors

BLANKSTEIN, William Gordon	LILLER, Gregory Kim President

GARDNER, Robert Clive	MOORHOUSE, Wayne Richard Vice-President, Finance & Secretary

GOODMAN, Leslie David

HUGHES, Richard William
LUNA ARELLANO, Eduardo
McDONALD, James M.
SMITH, Brian R.D.

There is not any control person of the Reporting Person.

(b)	Residence or Business Address:

The business address of the Reporting Person is Suite 550, 999 West Hastings Street, Vancouver, BC V6C 2W2, Canada.

The residence or business addresses of the directors and officers of the Reporting Person are as follows.

Officers	Residence or Business Address
GARDNER, Robert Clive Chairman of the Board of Directors	Suite 550, 999 West Hastings Street, Vancouver, BC V6C 2W2, Canada

LILLER, Gregory Kim President	Suite 550, 999 West Hastings Street, Vancouver, BC V6C 2W2, Canada

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MOORHOUSE, Wayne Richard Vice-President, Finance & Secretary	Suite 550, 999 West Hastings Street, Vancouver, BC V6C 2W2, Canada

Directors	Residence or Business Address
ANDERSON, James Roger	2801 South Ridgeview Way Sioux Falls, SD 57105, USA

BLANKSTEIN, William Gordon	Suite 550, 999 West Hastings Street, Vancouver, BC V6C 2W2, Canada

GARDNER, Robert Clive	Suite 550, 999 West Hastings Street, Vancouver, BC V6C 2W2, Canada

GOODMAN, Leslie David	19 Tideswell Road, Putney London SW1S 6LJ United Kingdom

HUGHES, Richard William	711 – 675 West Hastings Street Vancouver, BC V6B 1N2, Canada

LUNA ARELLANO, Eduardo	Masaryk 111 - Piso 1 Col. Chapultepec Morales 11560 Mexico, D.F. Mexico

McDONALD, James M.	156 Bay View Drive S.W. Calgary, AB T2V 3N8, Canada

SMITH, Brian R.D.	Suite 5800, 40 King Street West Toronto, ON M5H 3Z7, Canada

(c)	Present Principal Occupation and Employment:

The Reporting Person is engaged in the business of silver mining.

The present principal occupations and employment of the directors and officers of the Reporting Person are as follows:

Officers	Principal Occupations & Employment
GARDNER, Robert Clive Chairman of the Board of Directors	Queen’s Counsel (BC); Barrister & Solicitor (BC); Chairman of the Board of
Andover Ventures Inc. (publicly traded (TSX-V) mineral exploration company;
Dec 2006 – present), Bolero Resources Corp. (publicly traded (TSX-V) mineral exploration company; Feb 2006 – present), Stealth Energy Inc. (publicly traded
(CNQ) petroleum and natural gas company; Aug 2007 – present); and Principal of Gardner & Associates (Law Firm; Jan 1988 – present)
LILLER, Gregory Kim President	Geologist; President of the Reporting Person
MOORHOUSE, Wayne Richard Vice-President, Finance & Secretary	Accountant; Chief financial officer of Reporting Person, Andover Ventures Inc.
(publicly traded (TSX-V) mineral exploration company; Mar 2007 – present) and
Stealth Energy Inc. (publicly traded (CNQ) petroleum and natural gas company;
Mar 2007 – present)
Directors	Principal Occupations & Employment
ANDERSON, James Roger Director	Attorney, Minnesota; Self-employed investor and attorney

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BLANKSTEIN, William Gordon Director	Business Executive & Venture Capitalist; President of Sun West Ventures Ltd.
(private investment and consulting company; Oct 1978 – present) and Founding
Director of Mountain View Conservation & Breeding Centre Society (non-profit endangered animal conservation and breeding society)
GARDNER, Robert Clive	As set out above.
GOODMAN, Leslie David Director	Solicitor, Supreme Court of England; Non-Executive Chairman (Apr 2003 –
present) and Director (Jul 2002 – present) of Viatel Holding (Bermuda) Limited
(publicly traded (US Over-the-Counter) European telecommunications carrier)
HUGHES, Richard William Director	Mining Executive; Chairman of Golden Chalice Resources Inc. (publicly traded
(TSX-V) mineral exploration company; Feb 2004 – present); President of Abitibi
Mining Corp. (Jun 1983 – present), Amador Gold Corp. (May 2005 – present),
Klondike Gold Corp. (Aug 1985 – present), Klondike Silver Corp. (Mar 2005 –
present) and Sedex Mining Corp. (Jun 1993 – present) (publicly traded (TSX-
V) mineral exploration companies); and CFO of Kalahari Resources Inc.
(publicly traded (TSX-V) mineral exploration company; Apr 2005 – present)
LUNA ARELLANO, Eduardo Director	Mining Executive; Chairman of Silver Wheaton Corp. (publicly traded (TSX &
NYSE) silver mining company; Oct 2004 – present) and Compañia Minera
Peña de Bernal, S.A. de C.V. (subsidiary of Starcore International Ventures
Ltd., a publicly traded (TSX) gold and silver mining company)
McDONALD, James M. Director	Geologist; President of Makwa Exploration Ltd. (private geological consulting company; Jan 1988 – present)
SMITH, Brian R.D. Director	Queen’s Counsel (BC); Barrister & Solicitor (BC); Public Policy (energy) Advisor with Gowling Lafleur Henderson LLP (law firm; Oct 2001 – present) and Treaty
Negotiator for Department of Indian & Northern Affairs (department of Canadian government; Jun 2001 -- present)

(d)	Criminal Convictions:

The Reporting Person has not been charged or convicted in a criminal proceeding during the last five years.

None of the directors and officers of the Reporting Person have been charged or convicted in a criminal proceeding during the last five years.

(e)	Civil Proceedings:

The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years.

None of the directors and officers of the Reporting Person have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years where such director or officer, as result of such proceeding, was or became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

(f)	State of Incorporation/Organization/Citizenship:

The Reporting Person was incorporated in British Columbia, Canada.

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The citizenships of the directors and officers of the Reporting Person are as follows:

Officers	Citizenship
GARDNER, Robert Clive Chairman of the Board & Director	Canadian
LILLER, Gregory Kim President	American
MOORHOUSE, Wayne Richard Vice-President, Finance & Secretary	Canadian
Directors	Citizenship
ANDERSON, James Roger	American
BLANKSTEIN, William Gordon	Canadian
GARDNER, Robert Clive	Canadian
GOODMAN, Leslie David	British
HUGHES, Richard William	Canadian
LUNA ARELLANO, Eduardo	Mexican
McDONALD, James M.	Canadian
SMITH, Brian R.D.	Canadian

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person paid $4,878,002.50 to acquire the Shares. The source of these funds was its own working capital.

None of the directors and officers of the Reporting Person participated in the purchase of the Shares.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Person acquired the Shares in order to gain access to the Issuer’s mineral properties and mining assets, including the Burgin and Trixie Mines, and a concentrator plant, all of which are located in Utah.

As set out below, the Reporting Person may have plans or proposals which may relate to or might result in it engaging in one or more of the following additional transactions, however, no definitive decision has been made in respect of any of the following plans or proposals:

a.	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer:

The Reporting Person may acquire additional securities of the Issuer in connection with the financing of the Issuer’s business.

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The Reporting Person may dispose of its securities of the Issuer to a company related to the Reporting Person by common directors and officers. As at the date of this Statement, any such disposition is only in the proposal stage.

b.	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries:

The Reporting Person may engage in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or some of its subsidiaries in connection with a possible transaction involving the Issuer and a company related to the Reporting Person by common directors and officers.

c.	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries:

The Reporting Person may engage in sale or transfer of a material amount of assets of the Issuer or some of its subsidiaries in connection with a possible transaction involving the Issuer and a company related to the Reporting Person by common directors and officers.

d.	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board:

The Reporting Person intends to seek the appointment of an additional two directors to the Issuer’s Board of Directors, resulting in an increase in the number of directors from three to five.

e.	Any material change in the present capitalization or dividend policy of the Issuer:

None.

f.	Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940:

The Reporting Person may seek to cause a material change in the Issuer's business or corporate structure in connection with a possible transaction involving the Issuer and a company related to the Reporting Person by common directors and officers.

g.	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person:

None.

h.	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association:

As a result of a possible transaction involving the Issuer or some of its subsidiaries and a company related to the Reporting Person by common directors and officers the Issuer’s shares of common stock may cease

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to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

i.	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act:

As a result of a possible transaction involving the Issuer or some of its subsidiaries and a company related to the Reporting Person by common directors and officers the Issuer’s shares of common stock may become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

j.	Any action similar to any of those enumerated above:

The Reporting Person’s proposal regarding the Issuer could involve actions similar to some of those enumerated above.

Other than as described above, the directors and officers of the Reporting Person do not have any additional plans with respect to the Issuer or its securities.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	Aggregate Beneficial Ownership:

As of March 14, 2008, the Reporting Person beneficially owns the following securities of the Issuer:

Title of Security	Amount	Percentage of Shares of Common Stock
Common Stock	19,512,010(1)	64.7%

(1)	Includes 13,034,769 shares of the Issuer’s Common Stock and 6,477,241 shares of Convertible Common Stock. Each share of Convertible Common Stock is convertible, at the option of the shareholder, into one share of Common Stock, entitles the holder to one vote at all meetings of shareholders and, until such time as the shareholder beneficially owns 68% of the Issuer’s common stock, entitles the holder to an annual 8% Convertible Common Stock dividend.

None of the directors and officers of the Reporting Person beneficially own any of the Issuer’s securities.

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Schedule 13D Statement.

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As of March 14, 2008 there were 30,158,416 shares of common stock issued and outstanding.

(b)	Power to Vote and Dispose of the Issuer Shares:

The Reporting Person has sole dispositive and voting power with respect to the 19,512,010 shares of Common Stock of the Issuer held by it.

(c)	Transactions Effected During the Past 60 Days:

The Reporting Person has not effected any transactions in the Issuer’s securities during the 60 days prior to March 14, 2008 other than as described in this Statement.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

None.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Purchase Agreement dated March 7, 2008 between the Reporting Person and Dimeling, Schreiber & Park Reorganization Fund II, L.P. respecting the purchase of the Shares by the Reporting Person.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 18, 2008

/s/ Robert C. Gardner
Signature

Robert C. Gardner, Chairman
Name/Title

CUSIP No. 168628 10 5

[Share Purchase Agreement]

March 7, 2008

DIMELING, SCHREIBER & PARK
REORGANIZATION FUND II, L.P.
1629 Locust Street
Philadelphia, PA 19103

Attn: Richard R. Schreiber

Dear Sirs:

Re:	Purchase of Shares of Common Stock
of Chief Consolidated Mining Company

     The purpose of this letter (“Agreement”) is to set forth a binding agreement between Genco Resources Ltd. (“Genco”) and Dimeling, Schreiber & Park Reorganization Fund II, L.P. (the “Partnership”), a shareholder and former debentureholder of Chief Consolidated Mining Company (“Chief Mining”), with respect to the purchase from the Partnership by Genco of that number of shares of common stock and convertible common stock (convertible into common stock on a 1:1 basis and entitled to an 8% annual convertible common stock dividend until the holder owns 68% of Chief Mining’s outstanding stock) of Chief Mining as approximately equals (assuming conversion of the convertible common stock into common stock) 64.7% of the outstanding shares of common stock of Chief Mining as follows:

(i)	6,477,241 convertible common shares (the “Convertible Common Shares”); and

(ii)	13,034,769 common shares (the “Common Shares” and, with the Convertible Common Shares, the “Shares”),

on the terms set forth below (together with the other transactions contemplated hereby, the “Acquisition”).

     In this Agreement, Genco and the Partnership are sometimes called singularly a “Party” and collectively the “Parties” and all references to ‘dollars’ or ‘$’ shall mean United States of America dollars.

I.	Partnership’s Representations and Warranties

The Partnership has represented and warranted to Genco that:

1.	The Shares have been validly issued as fully paid and non-assessable shares of common

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and convertible common stock of Chief Mining.

       2.      The Shares are owned by the Partnership as the legal and beneficial owner thereof, with a good and marketable title thereto, free and clear of all restrictions on transfer, mortgages, liens, charges, security interests, adverse claims, charges, encumbrances, and demands whatsoever other than resale restrictions imposed on those shares by applicable securities legislation.

       3.      No person, firm or corporation has any agreement or option or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option for the purchase from the Partnership of any of the Shares.

       4.      The principal and accrued interest payable to January 31, 2008 pursuant to a Debenture issued by Chief Mining to the Partnership under a Debenture Purchase Agreement dated December 15, 2005 between Chief Mining, as seller, and the Partnership, as purchaser (collectively, the “Debenture”) have been fully converted into 11,700,822 Common Shares, the dividends due under the Debenture to January 31, 2008 has been fully satisfied by the issuance of 2,417,241 Convertible Common Shares and the Debenture has thereby been fully discharged and no further liability of Chief Mining exists under the Debenture and all registrations of such discharges have been made where applicable or required.

       5.       Chief Mining is duly incorporated and organized and is in good standing with respect to all acts required to maintain its corporate existence under the laws of Arizona.

       6.       The authorized and issued share capital of Chief Mining consists of:

(a)	100,000,000 shares of common stock, par value $0.01, of which 23,670,276 shares have been duly issued and are outstanding as fully paid and non-assessable;

(b)	30,000,000 shares of convertible common stock, par value $0.01, of which 6,477,241 shares have been duly issued as fully paid and non-assessable; and

(c)	1,500,000 shares of preferred stock, par value $0.50, of which 10,899 shares were duly issued as fully paid and non-assessable).

      7.       No person, firm or corporation has any agreement or option or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement, including convertible securities, warrants or convertible obligations of any nature, for the purchase, subscription, allotment or issuance of any securities, or unissued shares in the capital, of Chief Mining, except as follows:

Name	Type	Number & Class of Shares	Exercise Price	Expiry Date
Brian Mountford	Stock Option	4,000,000 Common	$0.25	February 1, 2011
Richard R. Schreiber	Stock Option	60,000 Common	$2.90	June 11, 2011
Stephen G. Park	Stock Option	60,000 Common	$3.00	October 16, 2011

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       8.      The most recent financial statements of Chief Mining filed on EDGAR for the nine month period ended September 30, 2007 fairly and correctly set out and disclose in all material respects, in accordance with United States generally accepted accounting principles, the financial position of Chief Mining as at the date thereof.

       9.      There has not been any material adverse change in Chief Mining's business, financial condition, assets, or operations since September 30, 2007 and its business, financial condition, assets and operations are accurately described in Chief Mining’s filings on EDGAR.

       10.     There is no pending or threatened litigation regarding Chief Mining’s business or the Acquisition except as disclosed in Chief Mining’s most recent filings on EDGAR.

       11.     The entering into of this Agreement and the completion of the Acquisition will not result in the violation of any of the terms or provisions of the constating documents of Chief Mining or of any agreement, whether written or oral, indenture, instrument or other document to which Chief Mining or its assets may be a party or subject.

       12.     Chief Mining is not in material default or breach of any contracts or agreements, written or oral, indentures or other instruments to which it is a party and there exists no state of facts which, after notice or lapse of time or both would constitute such a default or breach, and all such contracts, agreements, indentures and other instruments are now (and will be until the Closing (as defined herein) of the Acquisition) in good standing and Chief Mining is entitled to all benefits thereunder.

       13.     All mineral resource assets in which Chief Mining has an interest have been duly and validly located, recorded, granted and issued pursuant to the laws of the jurisdiction in which they are situated and are now (and will be and until the Closing of the Acquisition) in good standing with respect to all filings, fees, taxes, assessments, work commitments or other conditions on the date hereof other than approximately $60,000 in real estate taxes payable for 2008.

       14.     There is no adverse claim or challenge against or to the ownership of or title to any of the mineral and mining interests comprising Chief Mining’s properties nor, to the Partnership’s knowledge, is there any basis therefor, and there are no outstanding agreements or options to acquire or purchase such properties or any portion thereof, and no person, firm or corporation has any royalty or other interest whatsoever in production from any of the mineral claims, leases and other interests comprising such properties other than:

(a)	an option granted to Godiva Silver Mines Inc. of Utah to purchase approximately 358 acres; and

(b)	an option to be granted to Anglo American PLC of London, England to acquire a 55% interest in a to be determined portion,

of Chief Mining’s properties, neither of which options are, or if exercised would be, material to the ownership and operation of either the Burgin or Trixie Mines.

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       15.      No order ceasing or suspending trading in securities of Chief Mining nor prohibiting the sale of such securities is presently outstanding against Chief Mining or the Partnership and no investigations or proceedings for such purposes have been threatened or, to the best of the Partnership’ knowledge, without making any inquiries, are pending.

       16.      Chief Mining does not have any existing contracts, agreements, undertakings or arrangements, whether oral, written or implied, with the Partnership, its directors and officers, or the directors and officers of Chief Mining.

       17.     Since September 30, 2007 Chief Mining has satisfied all outstanding indebtedness to the Partnership (which totalled $333,486.75) by the issuance of 1,333,947 Common Shares and Chief Mining is not indebted to the Partnership (although the Partnership may loan up to $25,000 to Chief Mining prior to the Closing) or the directors or officers of Chief Mining nor is the Partnership or any officer or director of Chief Mining indebted to Chief Mining.

       18.      To the best of the Partnership’s knowledge, Chief Mining is not in breach of any laws, ordinances, statutes, regulations, by-laws, orders or decrees to which it is subject or which apply to it nor of the terms and conditions of its listing on the OTC Bulletin Board.

       19.      The Shares represent all of the shares of stock of Chief Mining owned by the Partnership.

II.	Genco’s Representations and Warranties

Genco has represented and warranted to the Partnership that:

         1.      The entering into of this Agreement and the completion of the Acquisition will not result in the violation of any of the terms or provisions of the constating documents of Genco or of any indenture, agreement, whether written or oral, or other document to which Genco may be a party.

         2.       It has obtained all corporate and regulatory approvals necessary for it to enter into this Agreement and complete the Acquisition.

III.	Purchase and Sale of the Shares

       The Partnership hereby agrees to sell and Genco hereby agrees to purchase the Shares at a price of $0.25 each for a total price of $4,878,002.50. The aggregate purchase price payable on Closing shall be determined immediately prior to the Closing Date.

IV.	Conditions to Closing

          It shall be a condition precedent to the Closing of the Acquisition that:

         1.      the outstanding options to purchase shares of common stock of Chief Mining, as set out in the Partnership’s representations and warranties, other than the option held by Brian Mountford, shall be terminated without being exercised;

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        2.      any non-arm’s length management, consulting and similar agreements and any preemptive rights of the Partnership to purchase any shares of the capital stock of Chief Mining shall have been terminated; and

        3.      the aforesaid representations and warranties of each of the Partnership and Genco shall be true on the Closing Date (as defined herein).

        4.      Genco’s Board of Directors shall have approved the Acquisition by no later than three business days after Chief’s confirmation of its acceptance of the terms of this Agreement.

V.	Deliveries on Closing

         On Closing of the Acquisition the Parties shall make, or cause to be made, the following deliveries:

1.	The Partnership shall deliver to Genco:

(a)	evidence of the satisfaction of all conditions to Closing set out in Part IV, including a certificate of a senior officer of Chief Mining and such legal opinions as may be reasonably requested by Genco;

(b)	certificates representing the Shares, duly endorsed in blank for transfer with the Partnership’s signature properly guaranteed, or with a duly executed and guaranteed stock power of attorney, and such other documents as may be reasonably required by the transfer agent for Chief Mining;

(c)	unconditional releases of Chief Mining from all of the current directors and officers of Chief Mining and resignations of such directors and officers as Genco may request, in its sole discretion;

(d)	appointment of one representative of Genco as a director of Chief Mining; and

(e)	all the books, records, bank accounts and documents of Chief Mining in the possession or under the control or direction of the Partnership.

2.	Genco shall deliver to the Partnership a wire transfer, certified cheque, bank draft, or solicitor’s trust cheque payable to the Partnership for the purchase price of the Shares.

VI.	Closing

        Closing of the Acquisition (“Closing”) will occur on Wednesday, March 12, 2008 (the “Closing Date”). Genco, the Partnership and Chief shall concurrently issue press releases following receipt of approval of Genco’s Board of Directors.

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VII.	Access

           During the period from the date of execution of this Agreement by the Partnership until the Closing Date, the Partnership will afford Genco and its representatives full and free access to Chief Mining, its personnel, properties, contracts, books and records and all other documents and data, as well as documentation and data regarding the Shares but such access and related due diligence shall be conducted in accordance with a framework and process that is agreed upon by Genco and the Partnership and will be subject to the confidentiality provisions referred to or described in this Agreement.

VIII.	Conduct of Business

        During the period from the date of execution of this Agreement by the Partnership until the Closing Date, the Partnership shall cause Chief Mining to:

        1.      conduct its business in the same manner as has been regularly conducted and in compliance with applicable laws and regulations;

        2.       not enter into any transaction other than in the ordinary course of business;

        3.      use its reasonable best efforts to maintain its business, assets, and operations in accordance with past custom and practice;

        4.      not issue, or agree to issue, any securities.

        After the Closing Date, Richard R. Schreiber and Stephen G. Park shall continue as directors of Chief Mining for as long as Genco requests and they desire to continue as directors and Genco shall cause Chief Mining to maintain at least the current level of coverage of director and officer liability insurance.

IX.	Costs

               Genco and the Partnership will be responsible for and bear all of their respective costs and expenses incurred at any time in connection with pursuing or consummating the Acquisition and Loan.

X.	Entire Agreement

              This Agreement constitutes the entire agreement between the Parties and supersedes all prior oral or written agreements, understandings, representations and warranties and courses of conduct and dealing between the Parties on the subject matter thereof.

XI.	Amendment

              This Agreement may be amended or modified only in a written document executed by both of the Parties.

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XII.	Governing Law

             The Binding Provisions will be governed by and construed under the laws of the State of Utah without regard to conflicts-of-laws principles.

             Agreement may be amended or modified only in a written document executed by both of the Parties.

XIII.	Counterparts and Delivery

            This Agreement may be executed in one or more counterparts and delivered by facsimile or e-mail and, each of which counterparts will be deemed to be an original of this Agreement and all of which, when taken together, will be deemed to constitute one and the same Agreement.

If you are in agreement with the foregoing, please sign and return one copy of this Agreement, which thereupon will constitute our binding with respect to the Acquisition.

Yours truly,

GENCO RESOURCES LTD.

Per:
        (signed) Robert C. Gardner, QC
                                 Chairman

AGREED to on this 7th day of March, 2008.

DIMELING, SCHREIBER & PARK REORGANIZATION FUND II, L.P.

By: (signed) Richard R. Schreiber

Name: Richard R. Schreiber

Its: General Partner